March 21, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

ATTN:  David R. Humphrey, Branch Chief

450 Fifth Street, N.W.

Washington, DC  20549-0306

                RE: Boston Restaurant Associates, Inc.

                       Form 10-K for the year ended April 25, 2004

                       Commission File Number: 000-18369

Ladies and Gentlemen:

                This letter is in response to the letter from the Commission’s staff dated February 28, 2005 regarding the above referenced filing.  The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Item 6. Selected Financial Data, page 19

1.             Please consider the addition of certain operating data to your selected financial data as such information might be helpful in the discussion of operating results.  Such data might include average guest check per brand, number of restaurants per year by brand, comparable restaurant sales, customer counts, etc.

Response:

The Company will consider the addition of certain operations data to its selected financial data to the extent that such information would be helpful to investors and that accurate information can be practicably provided by the Company.  The Company presently discloses comparable restaurant sales and the number of restaurants in its annual report and will include that data with selected financial data.

Item 7. Management’s Discussion and Analysis of Financial Condition of Results of Operations

Results of Operations for the Year Ended April 25, 2004 and April 27, 2003, page 20

2.             The explanation provided within MD&A for operating results for fiscal 2004 compared to fiscal 2003 and fiscal 2003 to fiscal 2002 appear to be overly general in nature.  Specifically, it appears that the opening and impairment of your Polcari’s location is the primary reason for the net loss incurred in fiscal 2004, but you have not quantified what portion of the increase in net sales and operating expenses is attributable to this opening.  Also, you state that you experienced a sales decline at your Pizzeria Regina stores due to the temporary closing of the Faneuil Hall location, but do not discuss the reasons for that closing, the estimated loss in sales, or the possibility that this location may be closed temporarily again in the future.  You also do not explain why the Pizzeria Regina franchise at The Palms closed on April 30, 2004.  Please review your disclosure to quantify the effects of all changes cited within MD7A to the extent practicable.  Refer to the guidance in FR 72.  Also, please supplementally explain to us the facts and circumstances leading to the specific situations cited above.

Response:

The Company acknowledges the Commission’s comments and will provide this disclosure in future filings to the extent practicable.  The Company offers the following supplemental explanations:

2(a)         Net sales at the Company’s full service restaurants increased to $11,947,000 in fiscal 2004 from $11,005,000 in fiscal 2003.  Total sales at the Company’s full service restaurant increased by $942,000.  The Cambridge Polcari’s generated $1,189,000 in sales partially offset by a $247,000 decrease in same store sales.     The Cambridge Polcari’s incurred a $3,188,000 loss, which included $315,000 of pre-opening expenses and an asset impairment cost of approximately $2,163,000 for fiscal 2004.

(b)           The Faneuil Hall location was closed as the result of a fire which occurred in the common ductwork located in its mall complex.  The Company believes that it is unlikely that the location would be temporarily closed again in the future.  The Company can not state with certainty the loss of sales as a result of this closing however this loss in sales was offset by $176,000 of insurance proceeds that were included in other income for fiscal 2004.  Revenue of $258,000 was generated from this location for this period of time last year.  However that performance is not necessarily an indication of what actual sales would have been for this time period.

(c)           During fiscal 2004 the Palms Casino was sold and the purchaser elected to discontinue this franchise operation as part of a renovation of the property. The closure of this location was not material to over all performance.

Liquidity and Capital Resources, page 31

3.             Please revise your disclosure to indicate the method and amount of the valuation of the warrants issued in connection with the bank covenant waiver.

Similar disclosure should be made throughout your filing related to these and the August 2004 bridge financing warrants.

Response:

The Company acknowledges the Commission’s comments and will provide this disclosure in future filings.  The warrants issued in connection with the bank covenant waiver were valued at $29,999 using the Black Scholes method and recorded in interest expense in the Company’s consolidated statement of operations as discussed in note 11 to the annual report.  The bridge financing warrants were valued at $7,761 using the Black Scholes method and recorded in interest expense in the Company’s consolidated statement of operations which was disclosed in the liquidity and capital resources section of  the 10-Q for the period ended October 24, 2004.

Note 1. Nature of Business and Basis of Presentation

Property and Equipment, page F-9

4.             Please revise your disclosure to include the useful lives and depreciation methods by asset class.  Please also supplementally explain to us and expand your disclosure to indicate why you employ two different depreciation methods.

Response:

The Company acknowledges the Commissions comments and will provide this disclosure in future filings.  The Company will clarify that only the straight-line method is used and will delete any reference to accelerated depreciation or anticipated renewal periods in future filings.

The Company has three basic asset classes subject to depreciation:  (1) buildings, which are fully depreciated (2) leasehold improvements and (3) furniture, fixtures, and equipment.  In accordance with Generally Accepted Accounting Principals the Company employs a straight line depreciation method for all classes of assets.  Currently when calculating depreciation for leasehold improvements the Company uses the current term of the leases, excluding any renewal option periods. Furniture, fixtures and equipment are depreciated over a 7 year period except for computer equipment which is depreciated over 5 years.  Since 1994 the Company has not employed the accelerated depreciation method or anticipated renewal period when calculating depreciation.  Currently all items subject to depreciation are being depreciated using the straight line method.

Form 10-Q for the Quarterly Period Ended October 24, 2004

Note 14. Asset Impairment charge, page F-32

5.             We note from you disclosure that you have taken an impairment charge of $2.26 million related to the Polcari’s  Cambridge location, reducing the value of the leasehold improvements to $0 and reducing the restaurant equipment to the estimated residual value of $81,714.  We also note that it appears these assets have been reclassified to assets held for sale in your October 24, 2004 Form 10-Q.  Further, we note from your disclosure in Note 5 of your October 24, 2004 Form 10-Q that, on July 31, 2005, Technology Square Finance, LLC will pay $300,000 for the assets of Polcari’s of Cambridge.  Supplementally explain to us the facts and circumstances used to determine the value of these assets at April 25, 2004 and as of each subsequent balance sheet date. Specifically, please tell us over what period discounted cash flows were considered, how you determined this period, when you committed to sell these assets, why this decision was made so soon after the restaurant opening, how cash flow projections would have impacted the net loss provisions of your debt covenants, and how you considered the $300,000 to be received from TSF in your analysis

Response:

At year end, the Company was reviewing its options regarding the Cambridge location including the continued operation of this restaurant, the possible sale or lease assignment of this location.  As part of this analysis the Company considered cash flow for the remaining term of the lease.

The Cambridge property which was open for less then seven months in fiscal 2004, produced an operating loss of $710,000 for fiscal 2004 exclusive of  pre-opening expenses and impairment charges.  The Company prepared projections under various scenarios to determine the annual revenue necessary to realize a profit from this location.  The Company then determined that a significant increase in sales as well as a decrease in operating expenses would be required.  Based on this review the Company determined that the probability of this location realizing positive cash flow in the future was remote.

In determining impairment charges the Company followed SFAS 144.  As discussed in note 14 to the annual report, at fiscal year end 2004 the Company reduced the carrying value of leasehold improvements to zero and furniture, fixtures and equipment to $81,715, the Company’s best estimate of residual value.  This estimate was subsequently revised to $75,240. Leasehold improvements were reduced to zero due to the lack of residual value.  Under the terms of the lease for that location at that time, the leasehold improvements would become the property of the Landlord, Technology Square Finance, LLC on the date the lease terminates.

Following a series of negotiations in the quarter ended October 24, 2004, the Company entered into an agreement with the Landlord to sell to the Landlord the assets of Polcari’s of Cambridge and to forgive all remaining rent until the termination of the lease, which was accelerated to July 2005.  TSF agreed to pay the Company $300,000 payable in monthly installments concluding in July, 2005 at which time title to all the assets will be transferred to TSF.  As a result of this agreement, the Company reclassified the Cambridge furniture, fixtures, and equipment as assets held for sale.  The Company is recording their monthly payments from TSF as deferred revenue and will recognize the gain on sale from these assets upon passing of title and collection of the remaining amounts owed.

 In response to the question regarding debt covenants, the Cambridge Polcari’s negative cash flow would have resulted in an annual net loss of approximately $650,000 which would reduce the Company income by this amount and would preclude the Company from achieving its profitability covenant.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours,

Boston Restaurant Associates, Inc.

By	/s/ George R. Chapdelaine
George R. Chapdelaine
Chief Executive Officer

cc:	Amy Geddes
Margery Reic